

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Richard Garr
Chief Executive Officer
Curative Biotechnology, Inc.
1825 NW Corporate Blvd, Suite 110
Boca Raton, FL 33431

> **Re: Curative Biotechnology, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed September 1, 2022**
> **File No. 333-264339**

Dear Mr. Garr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1 filed September 1, 2022

Risk Factors
Risks Related to this Offering and Our Common Stock and Warrants
The common stock purchase warrant issued in our March 2022 secured note offering may be adjusted..., page 24

1. We note your disclosure that the common stock purchase warrant issued in your March 2022 secured note offering may be adjusted following a qualified offering so that the "number of warrants underlying the lender's warrant will increase to an aggregate of approximately 64,852,608 shares." In addition, we note your disclosure that "the exercise price of the warrant, equal to $0.0001 per share, does not proportionately increase in the event of a reverse stock split." Please update your disclosure here and on page 59 to clarify whether or not the number of warrants will be adjusted to reflect the 1-for-275

reverse stock split or otherwise advise. Additionally, we note your statement on page 25: "On August 18, 2022, the parties to this convertible note agreed to an amendment of this note and accompanying transaction documents...We additionally amended the warrant to increase the number of shares underlying the warrant by 1,904,762 warrants." Please reconcile with the disclosure on page II-4, where you state "On August 18, 2022, pursuant to an amendment of the terms of the March 4, 2022, convertible promissory note, the Company increased the number of shares underlying the warrant by 1,904,762." Clarify here and elsewhere this discrepancy occurs whether you increased the number of common shares or the number of warrants with this amendment.

Use of Proceeds, page 29

2.   We note your disclosure that "[i]n May 2022 [you] issued a promissory note in exchange for $200,000 in cash." Please provide the disclosure required by Item 504 of Regulation S-K and instruction 4 thereof if you plan to use proceeds from this offering to repay this debt or otherwise advise.

Exhibits

3.   For example only, we note Exhibit 10.23 does not have signatures. Please revise so that all applicable agreements show conformed signatures of all parties to the agreements.

        You may contact Jeanne Bennett at 202-551-3606 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Margaret Schwartz at 202-551-7153 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Raul Silvestre, Esq.